

Daniel Vargas · 3rd

Business Advisor and Marketing Strategist

Las Vegas, Nevada, United States · 159 connections ·

Contact info

SteinerBio

 **University of Nevada Vegas**

Experience

VP of Marketing
SteinerBio
May 2018 – Present · 2 yrs 6 mos

Business Advisor and Marketing Strategist
Daniel Vargas
2016 – Present · 4 yrs



Assistant Officer in Charge, Aircraft Maintenance
United States Air Force
2013 – 2017 · 4 yrs
Las Vegas, Nevada Area

• Led, trained, and equipped +200 personnel to support $150 million fleet sustainment operations
• Directed aircraft maintenance production, staff activity, and related materiel programs
• Managed modification and maintenance of aircraft to support multimillion dollar te ...**see mor**



Pricing Administrator, Partnership Develop

J.B. Hunt Transport, Inc.
2007 – 2010 · 3 yrs
Lowell, Arkansas
• Implemented pricing strategies to sustain multim
• Administratively supported sales force with cont
• Fostered strong working relationships between p
operations



Administrative Specialist, Office of Admiss
University of Arkansas
Apr 2005 – Dec 2005 · 9 mos
Fayetteville, Arkansas Area

• Processed incoming undergraduate student app
documents
• Fielded inquiries from students or general public
assistance

Show 1 more experience ⌄

Education



University of Nevada-Las Vegas
Master of Business Administration - MBA, Manage
Management and Human Resources Management
2014 – 2018



University of Arkansas
Bachelor of Arts - BA, Sociology
2010 – 2013
Activities and Societies: AFROTC; Project Officer, Distinguished Lecture Committee



University of Arkansas
Bachelor of Arts - BA, Criminal Justice
2010 – 2013
Activities and Societies: AFROTC; Project Officer, Distinguished Lecture Committee

Show 1 more education ⌄

Licenses & certifications



Twitter Flight School Video Badge
Twitter

Issued Jun 2020 · Expires Jun 2021
Credential ID 136439180

See credential

Skills & Endorsements

Microsoft Excel · 1

Rachel Farner has given an endorsement for this skill

 Passed: **LinkedIn Assessments**

Microsoft PowerPoint · 1

Rachel Farner has given an endorsement for this skill

CPR · 1

Rachel Farner has given an endorsement for this skill

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Recommendations

Received (0) **Given (1)**

Clara Vargas
Freelance Resume Writer,
Career Direction Specialist,
Social Media Marketing
Consultant

September 29, 2019, Daniel and
Clara were students together

The shortest distance between two points is Clara and her
objectives. By her experience and hardened patience, there
been no professional challenge she hasn't managed and
resolved.   Due to years of working with people--students,
parents, clients, and colleagues--Clara has the com... **See**

